Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-130074

The information in this preliminary prospectus supplement is not complete any may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer to sale is not permitted.

Subject to Completion. Dated June 8 , 2007.
Prospectus Supplement to the Prospectus dated December 5, 2006 and the Prospectus Supplement dated December 5, 2006 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series B

$
Enhanced Participation Index-Linked Notes due
(Linked to the S&P 500® Index)

     The amount that you will be paid on your notes on the stated maturity date (which will be determined on the trade date and is expected to be three years after the original issue date) will be based on the performance of the S&P 500® Index, as measured during the period beginning on the trade date ( , 2007) through the determination date (which will be set on the trade date, and is expected to be six trading days prior to the stated maturity date), subject to postponement due to market disruption events or non-trading days.
     Your return, if any, on the notes at maturity will be based on the performance of the index, as measured by the percentage change in the level of the index from the trade date (when we will determine the “initial index level”) to the determination date (when we will determine the “final index level”). We refer to this percentage change as the index return.
     The index return may reflect a positive (based on any increase in the index level over the life of the notes) or a negative (based on any decrease in the index level over the life of the notes) return. On the stated maturity date, for each $1,000 face amount of your notes, you will receive:
•	If the index return is positive, an amount equal to the $1,000 face amount of your notes plus an additional 1.32% to 1.50% of the $1,000 face amount for every 1% positive index return, subject to an expected cap on any positive index return over 33% (to be determined on the trade date);

•	If the index return is negative, an amount equal to the $1,000 face amount of your notes less 1% of the $1,000 face amount for every 1% negative index return.
     The notes provide between 132% and 150% leveraged upside participation (which we refer to as the participation rate) in any positive index return, subject to an expected cap of 33% (for a maximum payment amount of between 143.56% and 149.50% of the face amount). If, at maturity, the index return is negative, you will lose 1% of the face amount of your notes for every 1% negative index return.
     The notes are not principal protected and you could lose all or a substantial portion of your investment in the notes; a negative index return on the S&P 500® Index will reduce the payment you will receive on the stated maturity date below the face amount of your notes. The amount, if any, you may receive on your notes on the stated maturity date is capped at between 143.56% and 149.50% of the face amount of your notes. The return on your notes, if any, with respect to the index will reflect only the percentage change in the level of the index as measured on the determination date, and no other date during the life of the notes. In addition, the notes will bear no interest and no other payments will be made on the notes prior to the stated maturity date.
     Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. You should read “Additional Risk Factors Specific to Your Notes” on page S-9 so that you may better understand those risks.
Original issue date (settlement date):                 , 2007
Original issue price: 100% of the face amount
Underwriting discount:        % of the face amount
Net proceeds to the issuer:        % of the face amount
     The issue price, underwriting discount and net proceeds listed above relate to the offered notes we sold on      , 2007. We may decide to see additional offered notes after that date but prior to the settlement date, at an issue price (and underwriting discount and net proceeds) that differs from the price above.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

     Goldman Sachs may use this prospectus supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of Goldman Sachs may use this prospectus supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.
     “Standard & Poor’s 500®”, “S&P®”, “Standard & Poor’s®” and “S&P 500®” are trademarks of McGraw-Hill Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representations regarding the advisability of investing in the notes.
Goldman, Sachs & Co.

Prospectus Supplement dated          , 2007

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-14. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 5, 2006, as supplemented by the accompanying prospectus supplement, dated December 5, 2006, of The Goldman Sachs Group, Inc.
Key Terms
Issuer: The Goldman Sachs Group, Inc.
Index: S&P 500® Index, as published by Standard & Poor’s, a division of The McGraw-Hill Companies (Standard & Poor’s)
Specified currency: U.S. dollars (“$”)
Face amount: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof; $        in the aggregate for all the offered notes. The aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement
Payment amount: the payment amount for each $1,000 face amount of note on the stated maturity date will be an amount in cash equal to:
•	if the final index level is greater than or equal to the index cap, the maximum payment amount;
•	if the final index level is greater than or equal to the initial index level but less than the index cap, the sum of (1) the $1,000 face amount of your notes plus (2) the product of the $1,000 face amount of your notes multiplied by the participation rate multiplied by the index return; or
•	if the final index level is less than the initial index level, the product of (1) the $1,000 face amount of your notes times (2) 100% plus the index return
Initial index level: to be determined on the trade date
Final index level: the closing level of the index on the determination date, except in the limited circumstances described under “Specific Terms of Your Notes — Consequences of a Market Disruption Event” on page S-16 and subject to adjustment as provided under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” on page S-16
Closing level of the index: the official closing level of the index or any successor index published by the index sponsor at the regular weekday close of trading on the primary securities exchange for the stocks underlying the index
Index return: the result of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a percentage
Index cap (to be determined on the trade date): expected to be 133% of the initial index level
Maximum payment amount (to be determined on the trade date): expected to be between 143.56% and 149.50% of the face amount
Participation rate (to be determined on the trade date): expected to be between 132% and 150%
Trade date:                 , 2007
Stated maturity date (to be determined on the trade date): expected to be three years after the original issue date, unless postponed as described under “Specific Terms of Your Notes
— Payment of Principal on Stated Maturity Date
— Stated Maturity Date” on page S-15
Determination date (to be determined on the trade date): expected to be the date that is six trading days prior to the stated maturity date, unless postponed as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-15

Business day: as described on page S-17
Trading day: as described on page S-17
No interest: the notes will not bear interest
No listing: the notes will not be listed on any securities exchange or interdealer market quotation system
Calculation agent: Goldman, Sachs & Co.
CUSIP: to be determined on the trade date
ISIN: to be determined on the trade date

Q&A
How Do The Notes Work?
     The notes offered by this prospectus supplement will have a stated maturity date that is expected to be three years after the original issue date (unless postponed due to market disruption events or non-business days). The stated maturity date will be determined on the trade date. The payment amount that you will be paid on your notes, if any, on the stated maturity date will be determined based on the performance of the S&P 500® Index during the period from the trade date to the determination date. If the final index level is greater than or equal to the index cap of 133% of the initial index level, you will be paid for each $1,000 face amount of your notes an amount equal to 143.56% to 149.50% of the $1,000 face amount of your notes. If the final index level is greater than or equal to the initial index level (the index return is positive or zero), but less than the index cap, you will be paid for each $1,000 face amount of your notes an amount equal to the $1,000 face amount plus an additional 1.32% to 1.50% of the face amount for every 1% positive index return. If the final index level is less than the initial index level (the index return is negative), you will be paid for each $1,000 face amount of your notes an amount equal to the $1,000 face amount less 1% of the face amount of your notes for every 1% negative index return. You may lose all or a significant amount of your initial investment. Moreover, the additional amount over the face amount of your notes you may be paid if the index return is positive will be capped. See “Additional Risk Factors Specific to Your Notes” on page S-9.
Which Key Terms Have Not Yet Been Set?
     We have not yet set some key terms, and we will not set those terms until the trade date. These include:
•	the stated maturity date;
•	the determination date;
•	the initial index level;
•	the maximum payment amount; and
•	the participation rate.
     We will set these terms on the trade date, and each of them could significantly affect the amount, if any, you will receive on the stated maturity date.
Who Should Or Should Not
Consider An Investment In The Notes?
     We have designed the notes for investors who want to participate in the potential increase in the S&P 500® Index up to 33% in the S&P 500® Index level from the initial index level. Because the entire principal amount of your notes will be fully exposed to any potential depreciation of the S&P 500® Index level over the life of the notes, you should only consider purchasing the notes if you are willing to accept the risk of losing the entire principal amount of your notes. Moreover, in the case of any appreciation of the S&P 500® Index level over 33% of the initial index level, the amount you will be paid on the stated maturity date will be limited by the maximum payment amount of between 143.56% to 149.50% of the face amount of your notes.
     In addition, if the amount payable on your notes on the stated maturity date is the $1,000 face amount of your notes or even if the amount payable exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security that bears interest at a prevailing market rate. The notes may therefore not be a suitable investment for you if you prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
     As discussed in the accompanying prospectus, the notes are indexed debt securities and are part of a series of debt securities entitled “Medium-Term Notes, Series B” issued by The Goldman Sachs Group, Inc. The notes will rank equally with all other unsecured and unsubordinated debt of The Goldman Sachs Group, Inc. For more details, see “Specific Terms of Your Notes” on page S-14.

What Will I Receive If I Sell
The Notes Prior To The Stated Maturity?
     If you sell your notes prior to the stated maturity date, you will receive the market price for your notes. The market price for your notes may be influenced by many factors, such as the level of the index, the then-current index level in reference to the index cap, interest rates and the volatility of the index. Depending on the impact of these factors, you may receive significantly less than the face amount of your notes in any sale of your notes before the stated maturity date. In addition, assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this prospectus supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. For more information on the market value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions Or Any Other Relevant Factors, the Value of Your Notes on the Date of This Prospectus Supplement (As Determined by Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price” on page S-9 and “— The Market Value of Your Notes May Be Influenced by Many Factors” on page S-10.
Who Publishes The Index And
What Does It Measure?
     The S&P 500® Index, or S&P 500®, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500® dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the following website: http://www.standardandpoors.com.
     Please see “The Index” on page S-21 for a description of the index.
What About Taxes?
     The U.S. federal income tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Discussion of Federal Income Tax Consequences” on page S-23.
     Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the index. If your notes are so treated, you will generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year.

Hypothetical Examples
     The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date, which has not yet been set, could have on the payment amount at maturity assuming all other variables remain constant.
     The examples below are based on a range of index levels that are entirely hypothetical; no one can predict what the final index level will be on the determination date. The index has been highly volatile — meaning that the index level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for any future period.
     Moreover, we have not yet set the initial index level that will serve as the baseline for determining the index return and the amount, if any, that we will pay on your notes at maturity. We will not do so until the trade date (subject to market disruption events). As a result, the actual initial index level may differ substantially from index level prior to the trade date.
     The information in the following table reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the index. For more information on the market value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Factors” below. The table and chart below also assume that there is no change in or affecting the composition of the index stocks or the method by which the index sponsor calculates the index levels, that there is no change in the relative weighting of any index stock in the particular index, and that no market disruption event occurs.
     For these reasons, the actual performance of the index over the life of the notes, as well as the amount payable at maturity, may bear little relation to the hypothetical examples shown below or to the historical levels of the index shown elsewhere in this prospectus supplement. For information about the level of the index during recent periods, see “The Index — Historical Closing Levels of the Index” on page S-21. Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this prospectus supplement and your purchase of the offered notes.
     Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment in the index stocks. Among other things, the return on the notes will not reflect any dividends that may be paid on the index stocks and will be limited by the maximum payment amount.
     Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.
     The levels in the left column of the following table represent hypothetical closing levels for the index on the determination date and are expressed as percentages of the initial index level, which has not yet been set. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final index levels and are expressed as percentages of the outstanding face amount of your notes. Thus, a hypothetical payment amount of 100% means that the value of the cash payment that we would pay for the outstanding face amount of your notes on the stated maturity date would equal 100% of the outstanding face amount of a note, based on the corresponding hypothetical final index level and the assumptions noted below. The table assumes a maximum payment amount of 146.20% of the face amount based on a participation rate of 140% and index cap of 133% of the initial index level. The actual maximum payment amount and participation rate will be determined on the trade date.

Hypothetical
Final Index	Hypothetical
Level (as	Payment
Percentage of	Amount (as
Initial Index	Percentage of
Level)	Face Amount)
250.00%	146.20%
225.00%	146.20%
200.00%	146.20%
175.00%	146.20%
150.00%	146.20%
133.00%	146.20%
120.00%	128.00%
110.00%	114.00%
100.00%	100.00%
95.00%	95.00%
90.00%	90.00%
85.00%	85.00%
75.00%	75.00%
70.00%	70.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

     If, for example, the final index level were determined to be 25% of the initial index level, the payment amount that we would deliver on your notes at maturity would be 25% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held it to the stated maturity date, you would lose approximately 75% of your investment.
     The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would deliver to the holder of the notes on the stated maturity date, if the final index level (expressed as a percentage of the initial index level) were any of the hypothetical levels shown on the horizontal axis and based on an assumed maximum payment amount of 146.20% of the face amount based on a participation rate of 140% and index cap of 133% of the initial index level. The chart shows that any hypothetical final index level which is less than the initial index level (the section left of the 100% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the face amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final index level of greater than 133% of the initial index level (the section right of the 133% marker on the horizontal axis) would result in a hypothetical payment amount of 146.20% of the face amount of your notes (the line on 146.20% marker on the vertical axis) and, accordingly, in a capped return on principal to the holder of the notes.

     Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond and an option, in each case, bought by the holder (with an implicit option premium paid over time by the holder). The discussion in this paragraph does not modify or affect the terms of the notes or the United States income tax treatment of the notes as described under “Supplemental Discussion of Federal Income Tax Consequences” below.

We cannot predict the actual final index level on the determination date or the market value of your notes, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive at stated maturity and the rate of return on the offered notes will depend on the initial index level we set on the trade date, the actual maturity date we set on the trade date, the maximum payment amount we set on the trade date, the participation rate we set on the trade date and the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount, if any, of cash to be paid in respect of your notes on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

     An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated December 5, 2006. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.
The Principal Of Your Notes Is Not Protected
     The principal of your notes is not protected. The payment amount on your notes on the stated maturity date will be based on the performance of the S&P 500® Index as measured on the determination date. If the final index level is less than the initial index level, i.e., if the index return is negative, you will lose 1% of the $1,000 face amount of your notes for every 1% negative index return. Thus, you may lose your entire investment in your notes.
     Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.
The Potential Return on Your Note is Limited
     The index cap on your notes is 133% of the initial index level. If the index return is positive, i.e., there has been an increase in the index level over the initial index level, you will participate in any such increase on a 1.32:1 to 1.50:1 basis, up to and including the index cap. As a result, the amount you may receive on your notes on the stated maturity date is capped at between 143.56% and 149.50% of the face amount of your notes.
     If the index return exceeds the maximum payment amount, your return on the notes at maturity will be less than the return on a direct investment in the index without taking into account the dividends, account taxes and other costs related to such a direct investment.
Assuming No Changes In Market Conditions Or Any Other Relevant Factors, The Market Value of Your
Notes on the Date of This Prospectus Supplement (As Determined by Reference to Pricing Models Used
by Goldman, Sachs & Co.) Is Significantly Less Than the Original Issue Price
     The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.
     If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “— The Market Value Of Your Notes May Be Influenced by Many Factors” on page S-10.
     Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
     There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.
Your Notes Do Not Bear Interest
     You will not receive any interest payments on your notes. Even if the amount payable on your notes on the stated maturity date exceeds the face amount of your notes, the overall return you will earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
We May Sell An Additional Aggregate Face Amount of the Notes at a Different Issue Price
     At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.
The Return On Your Notes Will Not Reflect Any Dividends Paid On The Index Stocks
     The index sponsor calculates the level of the index by reference to the prices of the common stocks included in the index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the index stocks by the index stock issuers. See “— You Have No Shareholder Rights or Rights to Receive any Stock” below for additional information.
The Market Value Of Your Notes May Be Influenced by Many Factors
     The following factors, many of which are beyond our control, will influence the value of your notes:
•	the index level relative to the index cap;
•	the index level;
•	the participation rate;
•	the maximum payment amount;
•	the volatility— i.e., the frequency and magnitude of changes — of the index level;
•	the time remaining until your notes mature;
•	the dividend rates of the stocks underlying the index;
•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the index, and which may affect the index level;
•	interest and yield rates in the market; and
•	our creditworthiness.
     These factors will influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the face amount of your notes. You cannot predict the future performance of the index based on its historical performance.
If the Level of the Index Changes, the Market Value of Your Notes May Not Change in the Same Manner
     Your notes may trade quite differently from the performance of the index. Changes in the level of the index may not result in a comparable change in the market value of your notes. Even if the level of the index increases above the initial index level during the life of the notes, the market value of your notes may not increase by the same amount. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Factors” above.
Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks
May Impair the Value of Your Notes
     As we describe under “Use of Proceeds and Hedging” below, we, through Goldman, Sachs & Co. or one or more of our other affiliates, expect to hedge our obligations under the offered notes by purchasing futures and other instruments linked to the index or the stocks comprising the index, which we refer to as index stocks. We also expect to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the index or the index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing, on or before the determination date for your notes. We may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of the index or one or more of the index stocks. Any of these hedging activities may adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes at maturity. It is possible that we, through our affiliates, could receive substantial returns with respect to our hedging activities while the value of your notes may decline. See “Use of Proceeds and Hedging” below for a further discussion of transactions in which we or one or more of our affiliates may engage.
     Goldman, Sachs & Co. and our other affiliates may also engage in trading in one or more of the index stocks or instruments whose returns are linked to the index or index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of Goldman, Sachs & Co. or our other affiliates could adversely affect the index level — directly or indirectly by affecting the price of the index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and Goldman, Sachs & Co. and our other affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the index or one or more of the index stocks. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.
You Have No Shareholder Rights or Rights to Receive any Stock
     Investing in your notes will not make you a holder of any of the index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any index stocks.
Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us
     As we have noted above, Goldman, Sachs & Co. and our other affiliates expect to engage in trading activities related to the index and the index stocks that are not for your account or on your behalf. These trading activities may present a conflict between your interest in your notes and the interests Goldman, Sachs & Co. and our other affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the index, could be adverse to your interests as a beneficial owner of your notes.
     Goldman, Sachs & Co. and our other affiliates may, at present or in the future, engage in business with the issuers of the index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of Goldman, Sachs & Co. or another affiliate of Goldman Sachs and your interests as a beneficial owner of a note. Moreover, one or more of our affiliates have published and in the future expect to publish research reports with respect to the index and some or all of the issuers of the index stocks. Any of these activities by any of our affiliates may affect the level of the index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.
As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that
Could Affect the Value of Your Notes, When Your Notes Mature and the Amount You Receive at Maturity
     As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making various determinations that affect your notes, including determining the final index level on the determination date, which we will use to determine the amount, if any, we must pay on the stated maturity date, and determining whether to postpone the determination date and the stated maturity date because of a market disruption event. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the index. See “Specific Terms of Your Notes” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest of the kind described under "— Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
The Policies of the Index Sponsor and Changes That Affect the Index or the Index Stocks Could
Affect the Amount Payable on Your Notes and Its Market Value
     The policies of the index sponsor concerning the calculation of the index level, additions, deletions or substitutions of index stocks and the manner in which changes affecting the index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the index level could affect the index level and, therefore, the amount payable on your notes on the stated maturity date and the market value of your notes before that date. The amount payable on your notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if the index sponsor discontinues or suspends calculation or publication of the index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the final index level is not available on the determination date because of a market disruption event or for any other reason, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the final index level on the determination date — and thus the amount payable on the stated maturity date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the final index level on the determination date and the amount payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of the Index” and “Specific Terms of Your Notes — Role of Calculation Agent” below.
Except to the Extent We are One of the 500 Companies Whose Common Stocks Comprise the S&P
500® Index, There Is No Affiliation Between The Index Stock Issuers Or The Index Sponsor
And Us, And We Are Not Responsible For Any Disclosure By The Index Stock Issuers
     The common stock of Goldman Sachs is one of the 500 index stocks comprising the S&P 500® Index. Goldman Sachs is not otherwise affiliated with the issuers of the index stocks or the index sponsor. As we have told you above, however, we or our affiliates may currently or from time to time in the future engage in business with the index stock issuers. Nevertheless, neither we nor any of our affiliates assumes any responsibility for the accuracy or the completeness of any information about the index and the index stock issuers. You, as an investor in your notes, should make your own investigation into the index and the index stock issuers. See “The Index” below for additional information about the index.
     Neither the index sponsor nor the index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the index sponsor nor the index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.
Your Notes May Not Have an Active Trading Market
     Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
The Calculation Agent Can Postpone the Determination Date if a Market Disruption Event or a
Non-Trading Day Occurs
     If the calculation agent determines that, on the determination date, a market disruption event has occurred or is continuing or that day is not a trading day, the determination date will be postponed until the first following trading day on which no market disruption event occurs or is continuing. The determination date may be postponed up to five business days. As a result, the stated maturity date for your notes will also be postponed, although not by more than five business days. Thus, you may not receive the cash payment that we are obligated to deliver on the stated maturity date until several days after the originally scheduled due date. Moreover, if the final index level is not available on the last possible determination date because of a continuing market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the level of the index on that day.
Certain Considerations for Insurance Companies and Employee Benefit Plans
     Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.
The Tax Consequences of an Investment in Your Notes are Uncertain
     The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes. We discuss these matters under “Supplemental Discussion of Federal Income Tax Consequences” below. Pursuant to the terms of the notes, The Goldman Sachs Group, Inc. and you agree (in the absence of an administrative or judicial ruling to the contrary) to characterize your notes for all purposes as a pre-paid forward contract with respect to the index. If your notes are so treated, you will generally recognize capital gain or loss upon the sale or maturity of your notes in an amount equal to the difference between the amount you receive upon the sale of your notes or on the stated maturity date and the amount you paid for your notes. Such gain or loss generally would be long-term capital gain or loss if you held your notes for more than one year. Please also consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

SPECIFIC TERMS OF YOUR NOTES

Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.
     The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series B”, that we may issue under the indenture from time to time as described in the accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.
     This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series B medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.
     In addition to those terms described on the first two pages of this prospectus supplement, the following terms will apply to your notes:
No interest: we will not pay interest on your notes
     Specified currency:
•	U.S. dollars (“$”).
     Form of note:
•	global form only: yes, at DTC
•	non-global form available: no
     Denominations: each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof
     Defeasance applies as follows:
•	full defeasance: no
•	covenant defeasance: no
     Other terms:
•	the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below
•	a business day for your notes will not be the same as a business day for our other Series B medium-term notes, as described under “— Special Calculation Provisions” below
     Please note that the information about the settlement or trade date, issue price, discounts or commissions and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale of the notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.
     We describe the terms of your notes in more detail below.
Index, Index Sponsor and Index Stocks
     In this prospectus supplement, when we refer to the index, we mean the index specified on the front cover page, or any successor index, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the Index” below. When we refer to the index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the index as then in effect. When we refer to the index stocks as of any time, we mean the stocks that comprise the index as then in effect, after giving effect to any additions, deletions or substitutions.
Payment of Principal on Stated Maturity Date
     The payment amount for each $1,000 face amount of note on the stated maturity date will be an amount in cash equal to:
•	if the final index level is greater than or equal to the index cap, the maximum payment amount;
•	if the final index level is greater than or equal to the initial index level but less than the index cap, the sum of (1) the $1,000 face amount of your notes plus (2) the product of the $1,000 face amount of your notes multiplied by the participation rate multiplied by the index return; or
•	if the final index level is less than the initial index level, the product of (1) the $1,000 face amount of your notes times (2) 100% plus the index return.
     The index cap will be determined on the trade date and is expected to be 133% of the initial index level. The maximum payment amount will be set on the trade date and is expected to be between 143.56% and 149.50% of the face amount. The participation rate will be set on the trade date and is expected to be between 132% and 150%. The index return is calculated by subtracting the initial index level from the final index level and dividing the result by the initial index level, with the quotient expressed as a percentage.
     If the final index level is greater than the initial index level, i.e., the index return is positive due to an increase in the S&P 500® Index, you will participate in any such increase on a 1.32:1 to 1.50:1 basis, up to and including the index cap. As a result, in the case of any appreciation of the final index level over the index cap, the amount you will be paid on the stated maturity date will be capped at the maximum payment amount.
     If the final index level is less than the initial index level, i.e., the index return is negative due to a decline in the S&P 500® Index, the entire face amount of your notes will be exposed to any such decline. As a result, if the index declines from the initial index level, the payment you would receive at maturity would be less than the face amount of your notes and might even be reduced to zero.
     The calculation agent will determine the final index level, which will be the closing level of the index on the determination date, as calculated and published by the index sponsor, except in the limited circumstances described under “— Consequences of a Market Disruption Event” and subject to adjustment as described under “Discontinuance or Modification of the Index” below. However, the calculation agent will have discretion to adjust the closing level on any particular day under certain circumstances or to determine it in a different manner under certain circumstances as described under “— Discontinuance or Modification of the Index” below.
Stated Maturity Date
     The stated maturity date will be set on the trade date and is expected to be three years after the original issue date, unless that day is not a business day, in which case the stated maturity date will be the next following business day. If the originally scheduled determination date is postponed as described below, however, then the stated maturity date will be postponed by the same number of business day(s) from and excluding the originally scheduled determination date to and including the actual determination date, subject to a maximum of five business days.
Determination Date
     The determination date is expected to be six trading days before the stated maturity date unless the calculation agent determines that a market disruption event occurs or is continuing on that designated trading day. In that event, the determination date will be the first following trading day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the determination date be later than the trading day prior to the originally scheduled stated maturity date.

Consequences of a Market Disruption Event
     As indicated above, if a market disruption event occurs or is continuing on a day that would otherwise be the determination date, then the determination date will be postponed to the next following trading day on which a market disruption event does not occur and is not continuing. In no event, however, will the determination date be postponed later than the trading day prior to the originally scheduled stated maturity date.
     If the determination date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the determination date. If the calculation agent determines that the index level that must be used to determine the payment amount is not available on the last possible day, either because of a market disruption event or for any other reason, the calculation agent will nevertheless determine the final index level based on its assessment, made in its sole discretion, of the closing level of the index on that last possible day.
Discontinuance or Modification of the Index
     If the index sponsor discontinues publication of the index and the index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the index, then the calculation agent will determine the amount payable on the stated maturity date by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.
     If the calculation agent determines that the publication of the index is discontinued and there is no successor index, or that the level of the index is not available on the determination date because of a market disruption event or for any other reason, the calculation agent will determine the amount payable on the stated maturity date, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the index.
     If the calculation agent determines that the index, the stocks comprising the index or the method of calculating the index is changed at any time in any respect — including any split or reverse split of the index and any addition, deletion or substitution and any reweighting or rebalancing of the index stocks and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the index or the method of its calculation as it believes are appropriate to ensure that the final index level used to determine the amount payable on the stated maturity date, is equitable.
     All determinations and adjustments to be made by the calculation agent with respect to the index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.
Default Amount on Acceleration
     If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.
     For the purpose of determining whether the holders of our Series B medium-term notes, which include the offered notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each offered note as the outstanding principal amount of that note. Although the terms of the offered notes differ from those of the other Series B medium-term notes, holders of specified percentages in principal amount of all Series B medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series B medium-term notes, including the offered notes. This action may involve changing some of the terms that apply to the Series B medium-term notes, accelerating the maturity of the Series B medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer — Modification of the Debt Indentures and Waiver of Covenants”.

Manner of Payment
     Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We also may make any payment in accordance with the applicable procedures of the depositary.
Modified Business Day
     As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series B medium-term notes. We discuss this term under “— Special Calculation Provisions” below.
Role of Calculation Agent
     The calculation agent in its sole discretion will make all determinations regarding the index, market disruption events, business days, trading days, postponement of the determination date and the stated maturity date, the index return, the final index level, the default amount and the payment amount on your notes, if any, to be made at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.
     Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the original issue date of your notes. We may change the calculation agent for your notes at any time after the original issue date without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.
Special Calculation Provision
Business Day
     When we refer to a business day with respect to your notes, we mean a day that is a business day as defined in the accompanying prospectus.
Trading Day
     When we refer to a trading day with respect to your notes, we mean a day on which the respective principal securities markets for all the index stocks are open for trading and the index is calculated and published by the index sponsor.
Default Amount
     The default amount for your notes on any day will be an amount, in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:
•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus
•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.
     During the default quotation period for your notes, which we describe below, the holder and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

     Default Quotation Period. The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:
•	no quotation of the kind referred to above is obtained, or
•	every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.
     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.
     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the determination date, then the default amount will equal the principal amount of your notes.
     Qualified Financial Institutions. For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and is rated either:
•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency, or
•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.
Market Disruption Event
     Any of the following will be a market disruption event:
•	a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of the index on their respective primary markets, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or
•	a suspension, absence or material limitation of trading in option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, in the respective primary markets for those contracts, in each case for more than two hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or
•	index stocks constituting 20% or more, by weight, of the index, or option or futures contracts relating to the index or to index stocks constituting 20% or more, by weight, of the index, if available, are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the offered notes. For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.
     The following events will not be market disruption events:
•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and
•	a decision to permanently discontinue trading in the option or futures contracts relating to the index or to any index stock.
     For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to the index or an index stock, are traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts relating to the index or an index stock, if available, in the primary market for that stock or those contracts, by reason of:
•	a price change exceeding limits set by that market, or
•	an imbalance of orders relating to that stock or those contracts, or
•	a disparity in bid and ask quotes relating to that stock or those contracts, will constitute a suspension or material limitation of trading in that stock or those contracts in that market.
     As is the case throughout this prospectus supplement, references to the index in this description of market disruption events includes the index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS AND HEDGING
     We will use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the offered notes as described below.
     In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to the index on or before the trade date. In addition, from time to time after we issue the offered notes, we and/or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to the index or the index stocks. Consequently, with regard to your notes, from time to time, we and/or our affiliates:
•	expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to the index or some or all of the index stocks,
•	may take or dispose of positions in the securities of the index stock issuers themselves,
•	may take or dispose of positions in listed or over-the-counter options or other instruments based on index designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market,
•	may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.
     We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.
     In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to the index or the index stocks. We expect these steps to involve sales of instruments linked to the index or foreign currencies on or shortly before the determination date. These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to the index, some or all of the index stocks or indices designed to track the performance of the New York Stock Exchange or other components of the U.S. equity market.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity. See “Additional Risk Factors Specific to Your Notes — Trading and Other Transactions by Goldman Sachs in Instruments Linked to the Index or Index Stocks May Impair the Value of Your Notes” and “Additional Risk Factors Specific to Your Notes — Our Business Activities May Create Conflicts of Interest Between Your Interest in Your Notes and Us” above for a discussion of these adverse effects.

THE INDEX
     The S&P 500® Index, or S&P 500®, includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The history of the S&P 500® dates back to 1923 when Standard & Poor’s introduced an index covering 233 companies. The S&P 500® Index, as it is known today, was introduced in 1957 when it was expanded to include 500 companies. Additional information is available on the following website: http://www.standardandpoors.com.
     We are not incorporating by reference the website or any material it includes into this prospectus supplement, the accompanying prospectus, dated December 5, 2006, or the accompanying prospectus supplement, dated December 5, 2006.
Historical Closing Levels of the Index
     The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in you receiving an amount greater than the face amount of your notes on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the index.
     The actual performance of the index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.
     The table below shows the high, low and final closing levels of the index for each of the four calendar quarters in 2005 and 2006, and the first and second calendar quarters of 2007, through June 7, 2007. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the S&P 500® Index

	High	Low	Close
2005
Quarter ended March 31	1,225.31	1,163.75	1,180.59
Quarter ended June 30	1,216.96	1,137.50	1,191.33
Quarter ended September 30	1,245.04	1,194.44	1,228.81
Quarter ended December 31	1,272.74	1,176.84	1,248.29

2006
Quarter ended March 31	1,307.25	1,254.78	1,294.83
Quarter ended June 30	1,325.76	1,223.69	1,270.20
Quarter ended September 30	1,339.15	1,234.49	1,335.85
Quarter ended December 31	1,427.09	1,331.32	1,418.30

2007
Quarter ended March 31	1,459.68	1,374.12	1,420.86
Quarter ending June 30 (through June 7, 2007)	1,539.18	1,420.86	1,490.72

License Agreement
     Standard & Poor’s and Goldman, Sachs & Co. have entered into a nontransferable, non-exclusive license agreement granting Goldman, Sachs & Co. and its affiliates, in exchange for a fee, the right to use the index in connection with the issuance of certain securities, including the offered notes. The Goldman Sachs Group, Inc. is also a party to the license agreement.
     The offered notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the offered notes or any member of the public regarding the advisability of investing in securities generally or in the offered notes particularly or the ability of the index to track general stock market performance. Standard & Poor’s only relationship to Goldman Sachs (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks and trade names of Standard & Poor’s and of the use of the index which is determined, composed and calculated by Standard & Poor’s without regard to Goldman Sachs or the offered notes. Standard & Poor’s has no obligation to take the needs of Goldman Sachs or the owners of the offered notes into consideration in determining, composing or calculating the index. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices at or quantities of the offered notes to be issued or in the determination or calculation of the equation by which the offered notes are to be exchanged into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the offered notes.
     STANDARD & POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND STANDARD & POOR’S SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STANDARD & POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GOLDMAN SACHS, OWNERS OF THE OFFERED NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. STANDARD & POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD & POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
     All disclosures contained in this prospectus supplement regarding the index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by Standard & Poor’s. Goldman Sachs does not assume any responsibility for the accuracy or completeness of that information.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES
     The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus with respect to United States holders.
     The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.
     This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of a note and you are:
•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to United States federal income tax regardless of its source; or
•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
     This section does not apply to you if you are a member of a class of holders subject to special rules, such as:
•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a regulated investment company;
•	a tax exempt organization;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a person whose functional currency for tax purposes is not the U.S. dollar.
     Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
     You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize your notes for all tax purposes as a forward contract to purchase the index at the stated maturity date, for which payment was made on the issue date.
     If your notes are characterized as described above, your tax basis in your notes generally would equal your cost for your notes. Upon the sale or exchange of your notes, you would recognize gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in your notes. The gain or loss generally would be short-term capital gain or loss if you hold the notes for one year or less and would be long-term capital gain or loss if you hold the notes for more than one year. If you purchase your notes in the initial offering and do not sell or exchange your notes before the maturity date, you would generally recognize long-term capital gain or loss equal to the difference between the amount of cash received at maturity and your tax basis in the notes.
     There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. In particular, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations.
     Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.
     If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at that time and your adjusted basis in your notes. In general, if you purchase your notes on the original issue date, your adjusted basis in your notes will equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes.
     If the rules governing contingent payment obligations apply, any gain you recognize upon the sale or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.
     If the rules governing contingent payment obligations apply, special rules would apply to persons who purchase a note at other than the adjusted issue price as determined for tax purposes.
     It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above. In addition, it is possible that any gain or loss you recognize upon sale or maturity of your notes would be treated as ordinary gain or loss.
Backup Withholding and Information Reporting
     Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT
     This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the offered notes.
     The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption is available to the transaction. The Goldman Sachs Group, Inc. and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans, and, accordingly, prohibited transactions may arise if the notes are acquired by a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under an exemption in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less nor pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA. The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the Plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan, and propose to invest in the offered notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION
     The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement. Goldman, Sachs & Co. intends to resell the offered notes at the original issue price.
     In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $ . For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.
     We expect to deliver the notes against payment therefor in New York, New York on      , 2007, which is the            scheduled business day following the date of this prospectus supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in            business days (T +           ), to specify alternative settlement arrangements to prevent a failed settlement.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

Page
Summary Information	S-2
Q&A	S-4
Additional Risk Factors Specific to Your Notes	S-9
Specific Terms of Your Notes	S-14
Use of Proceeds and Hedging	S-20
The Index	S-21
Supplemental Discussion of Federal Income Tax Consequences	S-23
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Prospectus Supplement dated December 5, 2006

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-20
Employee Retirement Income Security Act	S-20
Supplemental Plan of Distribution	S-21
Validity of the Notes	S-23

Prospectus dated December 5, 2006

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	31
Description of Purchase Contracts We May Offer	47
Description of Units We May Offer	52
Description of Preferred Stock We May Offer	57
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	66
Description of Capital Stock of The Goldman Sachs Group, Inc	88
Legal Ownership and Book-Entry Issuance	93
Considerations Relating to Securities Issued in Bearer Form	99
Considerations Relating to Indexed Securities	103
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	106
Considerations Relating to Capital Securities	109
United States Taxation	112
Plan of Distribution	135
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Cautionary Statement Pursuant to the Private Litigation Reform Act of 1995	140

$

The Goldman Sachs
Group, Inc.

Enhanced Participation Index-Linked Notes
due
(Linked to the S&P 500® Index)

Medium-Term Notes, Series B

Goldman, Sachs & Co.